May 11, 2022

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
Office of Real Estate & Construction
100 F Street, NE
Washington, D.C. 20549

Attn:	Babette Cooper
Jennifer Monick

	RE:	Bally’s Corporation
Form 10-K for the Fiscal Year Ended December 31, 2021
Filed March 1, 2022
File No. 001-38850

Dear Ms. Cooper and Ms. Monick:

Bally’s Corporation (“Bally’s”) submits this letter in response to the comment letter from the Staff of the U.S. Securities and Exchange Commission, dated May 4, 2022 (the “Comment Letter”), in regard to Bally’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, which was filed on March 1, 2022.

Below is Bally’s response. For convenience, the italicized numbered question set forth below corresponds to the comment contained in the Comment Letter.

Form 10-K for the Fiscal Year Ended December 31, 2021

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Adjusted EBITDA by Segment, page 47

1.We note your adjustment for Other, net to arrive at Adjusted EBITDA for all periods presented. We further note your footnotes describing the six to eight different items that make up this adjustment. Please tell us the amounts of each of these six to eight items. To the extent you believe any of these individual items are quantitatively significant, please consider separately quantifying such items in future filings. This comment also applies to your earnings release.

Response: In response to the Staff’s comment, Bally’s notes that the amounts under Other, net are as follows:

United States Securities and Exchange Commission
Division of Corporate Finance
Office of Real Estate & Construction
May 11, 2022

Year Ended December 31, 2021 (in thousands)	Casinos & Resorts	North America Interactive	International Interactive	Other	Total
Post-combination expense related to the acceleration and cash settlement of unvested historical Gamesys’ employee stock awards	$—	$—	$—	$10,274	$10,274
Goodwill and asset impairments	4,675	—	—	—	4,675
Deal-related, rebranding, expansion and pre-opening expenses	2,702	—	1,470	5,245	9,417
Employee Retention Credits related to COVID-19	(69)	—	—	—	(69)
Credit Agreement amendment related expenses	—	—	—	755	755
Costs related to pursuing sports betting, iGaming and lottery access in various jurisdictions	—	12,500	—	6,227	18,727
Non-routine legal expenses	29	—	—	374	403
Storm related losses, net of insurance recoveries	(19,313)	—	—	—	(19,313)
Other	2,089	—	—	519	2,608
Total Other, net	$(9,887)	$12,500	$1,470	$23,394	$27,477

Year Ended December 31, 2020 (in thousands)	Casinos & Resorts	Other	Total
Goodwill and asset impairments	$8,659	$—	$8,659
Deal-related, rebranding, expansion and pre-opening expenses	921	792	1,713
Employee Retention Credits related to COVID-19	(3,890)	(38)	(3,928)
Credit Agreement amendment related expenses	—	810	810
Costs related to pursuing sports betting, iGaming and lottery access in various jurisdictions	—	1,474	1,474
Non-routine legal expenses	157	(3,085)	(2,928)
Storm related losses, net of insurance recoveries	14,095	—	14,095
Other	—	88	88
Total Other, net	$19,942	$41	$19,983

Year Ended December 31, 2019 (in thousands)	Casinos & Resorts	Other	Total
Credit Agreement amendment related expenses	$1,038	$1,877	$2,915
Non-routine legal expenses	375	4,403	4,778
Storm related losses, net of insurance recoveries	(1,181)	—	(1,181)
Other	(367)	—	(367)
Total Other, net	$(135)	$6,280	$6,145

To the extent that Bally’s believes that any individual items included in Other, net are quantitatively significant in the future, Bally’s will consider separately quantifying such items in future filings.

* * * * * * * *

United States Securities and Exchange Commission
Division of Corporate Finance
Office of Real Estate & Construction
May 11, 2022

If you have any questions regarding the foregoing, please do not hesitate to contact me at (401) 475-8476.

Very truly yours,
/s/ Robert Lavan
Robert Lavan
Executive Vice President & Chief Financial Officer